SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PARATEK PHARMECEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699374302

(CUSIP Number)

D.C. Sauter, General Counsel

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

CUSIP No. 699374302	13D	Page 1 of 14

1	NAME OF REPORTING PERSONS NexPoint Real Estate Opportunities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.09%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 699374302	13D	Page 2 of 14

1	NAME OF REPORTING PERSONS Drugcrafters, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,307,617
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,307,617
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,307,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.28%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 699374302	13D	Page 3 of 14

1	NAME OF REPORTING PERSONS NexPoint Climate Tech Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,770
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.11%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 699374302	13D	Page 4 of 14

1	NAME OF REPORTING PERSONS NexPoint Event Driven Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 225,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 225,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.39%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 699374302	13D	Page 5 of 14

1	NAME OF REPORTING PERSONS Highland Global Allocation Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,156,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,156,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,156,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.76%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 699374302	13D	Page 6 of 14

1	NAME OF REPORTING PERSONS NexPoint Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,445,770
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,445,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,445,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.27%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 699374302	13D	Page 7 of 14

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.09%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 699374302	13D	Page 8 of 14

1	NAME OF REPORTING PERSONS The Dugaboy Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,889,060
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,889,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,889,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.05%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 699374302	13D	Page 9 of 14

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,889,060
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,889,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,889,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.05%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 699374302	13D	Page 10 of 14

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,692,447
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,692,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,692,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.69%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 699374302	13D	Page 11 of 14

SCHEDULE 13D

This Schedule 13D (this “Filing”) is being filed on behalf of NexPoint Real Estate Opportunities, LLC (“NREO”) a Delaware limited liability company, Drugcrafters, LP, a Delaware limited partnership (“Drugcrafters”), NexPoint Climate Tech Fund (f/k/a Highland Small-Cap Equity Fund) (“Climate Tech”), a Massachusetts investment company, NexPoint Event Driven Fund (“Event Driven Fund”), a Delaware investment company, Highland Global Allocation Fund (“GAF”), a Massachusetts closed-ended investment company, NexPoint Asset Management, L.P. (“NAMLP”), a Delaware limited partnership, NexPoint Advisors, L.P. (“NexPoint Advisors”), a Delaware limited partnership, The Dugaboy Investment Trust, a Delaware Trust (the “Trust”), Nancy Marie Dondero and James D. Dondero (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001(the “Common Stock”) per share of Paratek Pharmaceuticals, Inc. Paratek Pharmaceuticals, Inc.’s principal offices are located at 75 Park Plaza, Boston Massachusetts 02116.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by and on behalf of each of the following persons: (i) NREO (ii) Drugcrafters, (iii) Climate Tech, (iv) Event Driven Fund, (v) GAF, (vi) NAMLP, (vii) NexPoint Advsiors, (viii) the Trust, (iv) Nancy Marie Dondero and (x) James D Dondero.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal office of each of NREO, Drugcrafters, Climate Tech, Event Driven Fund, GAF, NAMLP, NexPoint Advisors, the Trust and James D. Dondero is 300 Crescent Court, Suite 700, Dallas, Texas 75201. The address and principal office of Ms. Dondero is 1010 Crescent Beach Road, Vero Beach, Florida 32963.

(c) The principal business of NREO is primarily investing in various commercial real estate property types across the capital structure. The principal business of Drugcrafters is primarily as a compounding pharmacy providing patients and care providers with quality compounding services. The principal business of Climate Tech is primarily investing in climate technology companies. The principal business of Event Driven Fund is primarily investing in event catalysts including, mergers, acquisitions, tender offers, restructuring, spin-offs, refinancings, recapitalizations or economic events that can impact specific industries. The principal business of GAF is investing primarily in U.S. and foreign equity and debt securities that the portfolio manager considers to be undervalued by the market but have solid growth prospect. The principal business of NexPoint Advisors and NexPoint Asset Management is acting as investment adviser and/or manager to other persons. The principal business of the Trust is making and holding investments. The principal business of Mr. Dondero is managing affiliates of NexPoint Advisors and NexPoint Asset Management. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of and/or owned by advisees of NexPoint Advisors and NexPoint Asset Management. The principal business of Ms. Dondero is serving as trustee of a trust. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of and/or owned by advisees of NREO, Climate Tech, Event Driven Fund and GAF.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 699374302	13D	Page 12 of 14

(f) Mr. Dondero and Ms. Dondero are United States citizens. NREO, Drugcrafters, Event Driven Fund, NAMLP and NexPoint Advisors are Delaware entities. Climate Tech and GAF are Massachusetts entities.

Item 3. Source and Amount of Funds or Other Consideration.

All shares of Common Stock purchased in open market transactions. The shares were purchased from the working capital of NREO, Drugcrafters, Climate Tech, Event Driven Fund, GAF and the Trust and the amount of consideration used was $8,554207.39.

Item 4. Purpose of Transaction.

The Reporting Persons intend to engage in discussions with the Company, Company’s management and board of directors, other stockholders of the Company and other interested parties that may relate to the governance and board composition, business, operations, cost structure, management, assets, capitalization, financial condition, strategic plans, and the future of the Company.

The Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Company and Company’s management and the board of directors, other stockholders of the Company and other interested parties. The Reporting Persons have discussed with management that the Company should pursue strategic alternatives and have sought a seat on the board of directors.

The Reporting Persons intend to review their investments in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Company’s management responses to the discussions with the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Company or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of March 16, 2023, (i) NREO may be deemed to beneficially own 50,000 shares of Common Stock, which represents approximately 0.09% of the outstanding Common Stock, (ii) Drugcrafters may be deemed to beneficially 1,307,617 shares of Common Stock, which represents approximately 2.28% of the outstanding Common Stock, (iii) Climate Tech may be deemed to beneficially own 64,770 shares of Common Stock, which represents approximately 0.11% of the outstanding Common Stock, (iv) Event Driven Fund owned 225,000 shares of Common Stock, which represents approximately 0.39% of the outstanding Common Stock, (v) GAF may be deemed to beneficially own 2,156,000 shares of Common Stock, which represents approximately 3.76% of the outstanding Common Stock, (vi) NAMLP may be deemed to beneficially own 2,445,770 shares of Common Stock, which represents approximately 4.27% of the outstanding Common Stock, (vii) NexPoint Advisors may be deemed to beneficially own 50,000 shares of Common Stock, which represents approximately 0.09% of the outstanding Common Stock, (viii) the Trust may be deemed to beneficially own 2,889,060 shares of Common Stock, which represents approximately 5.05% of the outstanding Common Stock, (iv) Nancy Marie Dondero may be deemed to beneficially own 2,889,060 shares of Common Stock, which represents approximately 5.05% of the outstanding Common Stock and (x) James D. Dondero may be deemed to beneficially own 6,692,447 shares of Common Stock, which represents approximately 11.69% of the outstanding Common Stock and includes all shares of Common Stock owned by the Trust, which he has the right to acquire ownership of.

CUSIP No. 699374302	13D	Page 13 of 14

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
NexPoint Real Estate Opportunities Fund (1)		50,000		50,000
Drugcrafters (2)	0	1,307,617	0	1,307,617
NexPoint Climate Tech Fund (3)	0	64,770	0	64,770
NexPoint Event Driven Fund (3)	0	225,000	0	225,000
Highland Global Allocation Fund (3)	0	2,156,000	0	2,156,000
NexPoint Asset Management, L.P. (3)	0	2,445,770	0	2,445,770
NexPoint Advisors, L.P. (4)	0	50,000	0	50,000
Dugaboy (5)	0	2,889,060	0	2,889,060
Nancy Marie Dondero (6)	0	2,889,060	0	2,889,060
James D. Dondero (7)	0	6,692,447	0	6,692,447

(1)

These shares are held by NREO, which is wholly owned by NexPoint Diversified Real Estate Trust Operating Partnership, L.P., a Delaware limited partnership, which is wholly owned by NexPoint Diversified Real Estate Trust (“NXDT”). NXDT is one of the accounts advised by NexPoint Advisors. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NREO. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2)

These shares are held by Drugcrafters. Mr. Dondero owns 75% of PCMG Trading Partners XXIII, L.P. (“PCMG”) and PCMG owns 99% of Drugcrafters. These entities are ultimately controlled by Mr. Dondero. Mr. Dondero may be deemed to be an indirect beneficial owner of the shares held by Drugcrafters. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3)

Climate Tech, GAF and Event Driven Fund are management by NAMLP, which is ultimately controlled by Mr. Dondero. Mr. Dondero may be deemed to be an indirect beneficial owners of the shares held by Climate Tech, GAF and Event Driven Fund. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4)

These shares are held by NexPoint Advisors indirectly through an advised account. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(5)	These shares are held by a trust of which Mr. Dondero is the beneficiary and Nancy Dondero is the trustee.

(6)	Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a). Ms. Dondero is the sister of Mr. Dondero.

(7)

The shares with shared voting and dispositive power are held by Mr. Dondero indirectly through NexPoint Advisors and NAMLP (as described in footnotes (1) and (5)) above) and their advised accounts. The shares with shared voting and dispositive power also include shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors. Mr. Dondero is also the sole stockholder and director of NAMLP general partner, and may be deemed to be an indirect beneficial owner of the shares held by NAMLP. Mr. Dondero ultimately controls PCMG, which owns 99% of Drugcrafters and may be deemed to be an indirect beneficial holder of the shares held by Drugcrafters.

CUSIP No. 699374302	13D	Page 14 of 14

(c) Annex A attached hereto lists all transactions in Common Stock during the past 60 days by the Reporting The shares of Common Stock were purchased in open market transactions in the Issuer. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Common Stock in the 60 days preceding the date hereof.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of Act, the beneficial owners of any securities of the Issuer that such person does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that such person does not directly own.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Materials to be filed as Exhibits

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 24, 2023

NexPoint Real Estate Opportunities, LLC

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Authorized Signatory

DRUGCRAFTERS, LP

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Managing Member of the General Partner

NEXPOINT CLIMATE TECH FUND

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Chief Compliance Officer

NEXPOINT EVENT DRIVEN FUND

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Chief Compliance Officer

HIGHLAND GLOBAL ALLOCATION FUND

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Chief Compliance Officer

NEXPOINT ASSET MANAGEMENT, L.P.

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Chief Compliance Officer

NEXPOINT ADVISORS, L.P.

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Chief Compliance Officer

THE DUGABOY INVESTMENT TRUST

By:	/s/ Nancy Marie Dondero
Name: Nancy Marie Dondero
Title: Trustee

/s/ Nancy Marie Dondero
Nancy Marie Dondero

/s/ James D. Dondero
James D. Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 16, 2023,

Fund	Date	Quantity	Price
Drugcrafters	1/26/2023	9,448	$2.08
Drugcrafters	1/26/2023	1,724	$2.07
Drugcrafters	1/26/2023	2,600	$2.08
Drugcrafters	1/27/2023	2,100	$2.08
Drugcrafters	1/27/2023	3,000	$2.07
Drugcrafters	1/27/2023	9,978	$2.10
Drugcrafters	1/30/2023	9,900	$2.07
Drugcrafters	2/1/2023	2,500	$2.10
Drugcrafters	2/1/2023	100	$ 2.12
Drugcrafters	2/7/2023	1,000	$2.13
Drugcrafters	2/7/2023	1,400	$2.13
Drugcrafters	2/8/2023	1,500	$2.08
Drugcrafters	2/8/2023	1,500	$2.09
Drugcrafters	2/8/2023	2,000	$2.07
Drugcrafters	2/27/2023	16,200	$1.70
Drugcrafters	2/28/2023	13,220	$1.71
Drugcrafters	3/1/2023	6,002	$1.78
Drugcrafters	3/1/2023	20,580	$1.76
Drugcrafters	3/2/2023	15,395	$1.75
Drugcrafters	3/2/2023	9,242	$1.77
Drugcrafters	3/3/2023	10,759	$1.79
Drugcrafters	3/3/2023	7,902	$1.78
Drugcrafters	3/3/2023	6,936	$1.79
Drugcrafters	3/6/2023	6,264	$2.28
Drugcrafters	3/6/2023	7,500	$1.90
Drugcrafters	3/7/2023	7,372	$1.89
Drugcrafters	3/8/2023	2,500	$1.81
Drugcrafters	3/8/2023	2,500	$1.85
Drugcrafters	3/8/2023	2,628	$1.85
Drugcrafters	3/8/2023	5,000	$1.80
Drugcrafters	3/8/2023	2,500	$1.80
Drugcrafters	3/9/2023	7,500	$1.72
Highland Global Allocation Fund	3/10/2023	5,026	$1.65
NexPoint Event Driven Fund	3/10/2023	11,136	$1.61
NexPoint Event Driven Fund	3/10/2023	733	$1.65
Highland Global Allocation Fund	3/10/2023	76,358	$1.61
NexPoint Event Driven Fund	3/13/2023	3,650	$1.70
NexPoint Event Driven Fund	3/13/2023	2,578	$1.67
Highland Global Allocation Fund	3/13/2023	25,026	$1.70
Highland Global Allocation Fund	3/13/2023	17,674	$1.67
Highland Global Allocation Fund	3/16/2023	43,636	$1.42
Highland Global Allocation Fund	3/16/2023	121,892	$1.35
Highland Global Allocation Fund	3/16/2023	94,112	$1.35
Highland Global Allocation Fund	3/16/2023	130,909	$1.38
Highland Global Allocation Fund	3/16/2023	305,455	$1.39
NexPoint Event Driven Fund	3/16/2023	7,317	$1.40
NexPoint Event Driven Fund	3/16/2023	5,410	$1.55
NexPoint Event Driven Fund	3/16/2023	29,631	$1.63
NexPoint Event Driven Fund	3/16/2023	318	$1.31
NexPoint Event Driven Fund	3/16/2023	13,725	$1.35
NexPoint Event Driven Fund	3/16/2023	19,091	$1.38
NexPoint Event Driven Fund	3/16/2023	44,545	$1.39
NexPoint Event Driven Fund	3/16/2023	12,727	$1.55
NexPoint Event Driven Fund	3/16/2023	28,750	$1.46
Highland Global Allocation Fund	3/16/2023	203,188	$1.63
Highland Global Allocation Fund	3/16/2023	2,178	$1.31
NexPoint Event Driven Fund	3/16/2023	6,364	$1.42
NexPoint Event Driven Fund	3/16/2023	17,775	$1.35
Highland Global Allocation Fund	3/16/2023	87,273	$1.55
Highland Global Allocation Fund	3/16/2023	43,1250	$1.46
Highland Global Allocation Fund	3/16/2023	50,174	$1.40
Highland Global Allocation Fund	3/16/2023	37,099	$1.55
Highland Global Allocation Fund	3/17/2023	220,184	$1.50
NexPoint Event Driven Fund	3/17/2023	14,679	$1.50
NexPoint Event Driven Fund	3/20/2023	6,571	$1.40
Highland Global Allocation Fund	3/20/2023	98,566	$1.40
Drugcrafters	3/21/2023	7,500	$1.83
Drugcrafters	3/21/2023	42,500	$1.89
Drugcrafters	3/21/2023	75,000	$1.64
Drugcrafters	3/21/2023	92,500	$1.66
Drugcrafters	3/21/2023	25,000	$1.68
Highland Global Allocation Fund	3/22/2023	106,000	$1.77
Highland Global Allocation Fund	3/23/2023	25,000	$1.71
Highland Global Allocation Fund	3/23/2023	25,000	$1.72
Highland Global Allocation Fund	3/23/2023	25,000	$1.77
Highland Global Allocation Fund	3/23/2023	25,000	$1.71
Drugcrafters	3/21/2023	7,500	$1.83

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Paratek Pharmaceuticals, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 24, 2023

NexPoint Real Estate Opportunities, LLC

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Authorized Signatory

DRUGCRAFTERS, LP

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Managing Member of the General Partner

NEXPOINT CLIMATE TECH FUND

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Chief Compliance Officer

NEXPOINT EVENT DRIVEN FUND

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Chief Compliance Officer

HIGHLAND GLOBAL ALLOCATION FUND

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Chief Compliance Officer

NEXPOINT ASSET MANAGEMENT, L.P.

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Chief Compliance Officer

NEXPOINT ADVISORS, L.P.

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Chief Compliance Officer

THE DUGABOY INVESTMENT TRUST

By:	/s/ Nancy Dondero
Name: Nancy Dondero
Title: Trustee

/s/ Nancy Marie Dondero
Nancy Marie Dondero

/s/ James D. Dondero
James D. Dondero